OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Alta Zero Emissions Solutions Inc.

3960 Howard Hughes Parkway
Suite 500
Las Vegas, NV 89169

www.altazeroemissionstransportation.com

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	Alta Zero Emissions Solutions Inc
Corporate Address	3960 Howard Hughes Parkway, Suite 500
Description of Business	Pure energy electric cars, trucks and buses transitioning to "New Energy" Intelligent Power Generation with Unrestricted Self Charging
Type of Security Offered	Common Stock (the "Shares" or "Securities)
Purchase Price of Security Offered	$1.00
Minimum Investment **Amount** (per investor)	$250.00

Perks*

$5,000 + **If you invest $5,000** you will receive a production model **50 CC** motorcycle **from the initial 100 units approved for sale in North America.**

$10,000 + **If you invest** $10,000 **you will receive a production model 500** CC ATV from the initial 100 units approved for sale in North America.

$15,000 + If you invest **$15,000 you will receive** $5,000.00 OFF **MSRP from the initial** production of an Alta 2000 SUV EV **from the initial** 100 **units approved** for sale in North America. (*excluding the costs of delivery and taxes due upon delivery)

$25,000 + If you invest **$25,000, you will receive $10,000.00** OFF **MSRP** from the initial production of an Alta 3000 SUV EV **from the initial** 100 **units approved** for sale in North America. (*excluding the costs of delivery and taxes due upon delivery)

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Alta Zero Emissions Solutions, Inc will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Company Overview

Alta Zero Emissions Solutions, Inc.

With current rates of carbon emissions, global temperatures continue to rise at an alarming rate, bringing potentially devastating consequences upon animals, agriculture, and the human population. If temperatures continue to increase, an increase in deadly storms, widespread crop failures, rapid animal extinction, and the disappearance of our coral reefs is inevitable. Excessive carbon emissions are primarily the result of coal-burning electric utility plants and gasoline burning transportation.**

To combat this problem, we founded Global Electric Transportation Inc on May 6, 2016 as a C Corporation and we initiated our initial business activities in January 2017 including capital investments and contractual relationships in China and Mexico, all

were originated in Global Electric Transportation Inc. On May 6, 2018 we formed Alta Zero Emissions Solutions, Inc and transferred all assets and assigned all previously signed contracts, consequently Alta Zero Emissions Solutions Inc has become a premier provider of industry-leading electric mobility technology around the globe. As a vendor of electric vehicles, we deliver high quality, ethical, and sustainable energy worldwide. The electrification of transportation is crucial to tackling global climate change. To combat a changing climate and provide practical environmental solutions, Alta Zero Emissions Solutions, Inc. has developed exclusive distribution relationships with our Chinese manufacturing partners, electric vehicles in a variety of models including buses; subcompact, compact, SUV, and luxury cars; light, medium, and heavy-duty cab and chassis trucks; and retrofit drive trains for buses and trucks. Alta Zero Emissions Solutions, Inc. works collaboratively with leading electrification experts in China; our mission is to expand development and deliver the very best in electronic mobility technology to all major cities globally.

"A major scientific report issued by 13 Federal agencies on Friday November 23, 2018 presents the starkest warnings to date of the consequences of climate change for the United States, predicting that if significant steps are not taken to rein in Global Warming, the damage will knock as much as 10% off the size of the American economy by the end of the century.

Scientist estimates about the effects of Global warming to date have largely been borne out.

The variable going forward, according to the just released report, is the amount of Carbon Emissions humans produce."

The New York Times**

11/23/2018

Sales, Supply Chain, & Customer Base

Our company has been authorized as a consultant of Economic and Trade cooperation for the CWTO South Branch of China member of the Trade Promotion Center. As a result of this relationship, we have developed multiple relationships with manufacturing companies in China that continue to develop the most advanced technology in electric mobility and are presently implementing same in automobiles, light and heavy duty trucks, as well as various sizes of electric mass transit and tourist buses.

We have signed letters of intent with private companies in Mexico to immediately purchase electric mass transit buses as well as various economy sedans that can be utilized as electric taxi's. Formal contracts will be signed upon the receipt of sample automobiles and buses currently being prepared for shipping.

Many additional buyers are standing by in Mexico as well as in Chile.

Testing of mass transit buses, required in the United States of America, will be

completed at the Altoona Testing Facility at the University of Pennsylvania. This facility tests buses for maintainability, reliability, safety, performance, structural integrity and durability, fuel/energy economy, noise and emissions. This testing will be completed in 2019 and is based upon the continuation of our successful capital raise, subsequently we will receive DOT authorization to operate in the USA.

Automobile testing will be performed by Element who is the number one provider of product qualification testing services to the transportation sector in the United States. We expect testing to promptly be initiated in 2019, the timing will be based upon our successful continuation of capital investments into our company.

Competition

ELECTRIC AUTOMOBILES

As discussed in this offering most North American automotive companies are now committed to make an entry into the electric automotive market. Significant competition is imminent in the United States of America, however we believe no competition exists in Mexico and the pricing and cost structure in the United States makes mass penetration difficult at best. High quality, technologically superior automobiles at substantially less costs will be provided by our company immediately in Mexico and Chile and promptly in the United States.

ELECTRIC LIGHT DUTY/HEAVY DUTY TRUCKS

Tesla and Nikola Automotive are the two automotive companies preparing a prototype heavy duty truck as an entry into the North American market. Competition in this area is very limited, however there is no competition in Mexico.

ELECTRIC TRANSIT BUSES

There are five qualified North American electric bus manufacturing companies, all have various sizes and capacities, the predominant two are BYD, a Chinese company with a manufacturing plant in Lancaster, California and Proterra a company located in Greenville, South Carolina and building a manufacturing facility in Palmdale, California. Proterra has signed a $155 Million development contract with Daimler AG in September 2018.

SUMMARY

Of all companies involved in electric mobility, only BYD is developing both an electric automotive line as well as an electric mass transit bus line. No company is developing automobiles, light and heavy duty trucks, as well as mass transit buses. We are the only company with this prowess and with a marketing strategy that involves Mexico

and Chile.

Liabilities and Litigation

There are no liabilities or litigation current or anticipated for our company.

The team

Officers and directors

Li Jay Cheng	Director
Paul Hobbs	President, CEO and Director
Lianhong Li	Strategic Consultant
Pamela Y. Fuller	Director
Steve Primak	Secretary
Vernon Turner	Director & Accountant
Willie Richey	Director

Li Jay Cheng
March 2014 to Present working full-time on Alta Zero. Mr. Chen is the Vice Minister of International Trade and Director Assistant for China's WTO Trade Promotion Center, Africa Committee, South China Branch. He has been employed by the Ministry of Commerce of the People's Republic of China since 2014. June 2009 He has received a BA degree in Business and Finance from Shenzhen University.

Paul Hobbs
Mr. Hobbs has had a diverse and successful career in aerospace engineering having worked for McDonnell Douglas Astronautics, General Dynamics and Northrop Electronics Division. July 1996 to January 1998 Chrysler Motors Dealer Candidate Graduate January 1998 to September 2010 Mr Hobbs became an automotive entrepreneur acquiring San Juan Dodge, Anaheim Dodge and Jeep Eagle of Santa Ana. October 2010 to May 2016 Founder energ Automotive Worked with Government of Baja California Mexico in Rosarito, Baja California to bring Chinese automotive technology to Mexico. May 2016 to April 2018 Founded Global Electric Transportation Inc to bring electric automotive technology to North America, beginning with the import of electric mass transit buses into Mexico. May 2018 to Present Mr Hobbs founded Alta Zero Emissions Solutions, Inc in May 2018 to pursue an emerging opportunity in North America and urgent requirements within the country of Mexico, to provide clean energy transportation in the Mass Transit Industry. 1971 to 1972 USMAP Preparatory School 1972 to 1976 Mr Hobbs attended the USMA Military Academy at West Point, New York and is a Veteran of the United States Army. He has a BS in Economics from the University of Redlands. Studied at Western State University School of Law, JD. Studied at Liberty University, MS Management

Lianhong Li

Mr. Li is an extremely successful manufacturing entrepreneur in China. He has successfully started multiple manufacturing companies that specialize in building electric cars, electric buses as well as various models of All Train Vehicles and motorcycles. May 2018 to Present Currently working 20 hours a week on Alta Zero Emissions Solutions, Inc. April 2015 to Present (Primary Role) Founder of Dali Bus Company which manufacturers 7 different models of electric buses. This is his primary role. June 2014 to Present Founded Yudo Automobile Company in 2014 which now supplies 75 automotive dealerships throughout the country of China.

Pamela Y. Fuller
Ms. Fuller drives our message that the electric battery provides a sustainable alternative fuel resource to petroleum, and remains one of the major answers to global climate disparities that currently exist. May 2007 to Present (primary role) inVentiv Health/Cigna Healthcare AVP, Client and Customer Engagement She has spent significant time implementing impactful public health communications strategies for several Fortune 500 companies, including The Coca-Cola Company, Nestlé and the Gerber Products Company, and Pfizer. The execution of Ms. Fuller's public relation campaigns, ambassador networks and brand strategies have been used by multiple non-profit and academic organizations. This content has been featured in multiple news and media outlets including AOL.com, New York Post, The Huffington Post, Good Day LA, The Atlanta Journal Constitution and many more. This is her primary role. May 2018 to Present Chief Marketing Officer Working 20 hours per week on Alta Zero Emissions Solutions, Inc May 2016 to April 2018 Ms. Fuller supported communications efforts for Global Electric Transportation. September 2005 to May 2007 Ms. Fuller is a Master of Public Health graduate from Yale University in New Haven, Connecticut. September 2000 to May 2004 She also holds a Bachelor of Science in Health Promotion and Disease Prevention from the University of Southern California in Los Angeles, California. Prior to this, Ms. Fuller spent time studying Health and Sports Science at the University of Oklahoma in Norman, Oklahoma as well.

Steve Primak
March 2007 to December 2011 Worked in the private sector, predominantly on civil litigation matters, having gained experience in corporate and business litigation matters, contract analysis and review as well as other business activities and transactions. December 2011 to Present (primary role) Justice Law Center, Supervisor of Civil Litigation In addition, Mr. Primak is also well versed in consumer bankruptcy, landlord tenant disputes and more. This is his primary role. May 2018 to Present Alta Zero Emissions Solutions, Inc Chief Legal Officer working 20 hours per week. Mr. Primak graduated from Columbia State University BA/MBA Oxford American University, School of Law. Mr. Primak also attended Harvard Business School's Entrepreneurship Program as well as Harvard Law School's Negotiation Institute's Program on Negotiation. Mr. Primak is a Veteran of the United States Army.

Vernon Turner
January 2019 to Present Mr. Turner has served as Alta Zero Emssions Solutions, Inc Chief Financial Officer. Since 1997, Mr. Turner's financial prowess has led to the

oversight and management of multi-million dollar investment portfolios and operating budgets. He has worked across government, public, private and non-profit sectors to successfully document business process workflows to mitigate risk and identify opportunities for efficiency enhancements. Mr. Turner is a Certified Public Accountant and holds a certificate in Project Management from Boston University. He received a Masters in Business Administration and Accounting from the University of Maryland.

Willie Richey
May 2016 to May 2018 Mr. Richey worked full time for Global Electric Transportation Inc then from May 2018 to present Mr Richey worked as Consultant for Alta Zero Emissions Solutions, Inc From 2004 to 2016 Mr Richey worked for the Department of Defense as Special Projects Coordinator. He graduated from the University of California at Riverside with a BA in Business Administration

Number of Employees: 6

Related party transactions

The company has one outstanding note payable in the amount of $10,000 from Willie Richie, one of the company founders and directors. This note bears no interest and is payable in full on any future date on which the lender demands repayment.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **There are several potential competitors who are better positioned than we are to take the majority of the market, however no contemporary competitors are**

pursuing sales in Mexico We will compete with larger, established electric vehicle makers, who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the electric vehicles developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Limited or no previous performance history** Alta Zero Emissions Solutions, Inc has no history, no clients, no revenues. If you are investing in this company, it's because you think that our electric vehicles are a good idea, that Alta Zero Emissions Solutions, Inc will be able to secure the shipping costs for the electric vehicles and that the company will be able to successfully market, manufacture and sell the electric vehicles and that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any electric vehicles and we plan to market a vehicle that has few commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we will need to raise extensive funds in order to be able to start our sales operations.** We estimate that we will require at least $1 Million to commence commercial shipping and sales of our electric vehicles. We believe that we will be able to finance the commercial production of our electric vehicles through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our financial review includes a going concern note for the next year.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing or investments from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this pre revenue stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you don't think you can make that call? Then don't invest.
- **All of our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Alta Zero Emissions Solutions Inc has priced the services at a level that allows the company to make a profit and still attract business.
- **New or unproven industry** This is a new and unproven industry The electric vehicles that we manufacture and market are completely new products that we

are introducing into the North American, Central America and South America markets. Regardless of any current perceptions of the market, it is entirely possible that our products will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create an electric vehicle that generates significant sales, rendering our products worthless. Remember, we have launched a product that is being manufactured in China It could be very difficult to persuade a large number of the participants in this industry to try something new and expensive from this market. The Company will only be able to create value if people are persuaded to buy Chinese manufactured electric vehicles. This may be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.
- **Failure to maintain and expand our sales organization may negatively impact our revenue growth.** We sell our e-Vehicles primarily through direct sales comprised of inside sales and field sales personnel. In addition, we have an indirect sales agents, which sell to dealerships and value-added resellers. Growing sales to customers is in part dependent on our ability to maintain and expand our sales force. Identifying, recruiting and training additional sales personnel requires significant time, expense and attention. It can take several quarters or longer before our sales representatives are fully-trained and productive. Our business may be adversely affected if our efforts to expand and train our sales personnel, which does not necessarily correlate directly to an increase in revenue. In particular, if we are unable to hire, develop and retain sales personnel or if our new sales personnel are unable to achieve expected sales productivity levels in a reasonable period of time or at all, our revenue may grow more slowly than expected or decline and our business may be adversely affected.
- **We recognize revenue from customers over the term of the related agreement; therefore, downturns or upturns in our business may not be immediately reflected in our operating results.** We recognize revenue from customer agreements ratably over the terms of these agreements. As a result, a significant portion of the revenue we report in each quarter is generated from agreements entered into during previous periods, which is reflected as deferred revenue on

our balance sheet. Consequently, a decline in new or renewed agreements, or a downgrade of renewed agreements to fewer seats or less minimum contracted volume, in any one quarter may not be fully reflected in our revenue in that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our e-Vehicles, and potential changes in our pricing policies or rates of renewals, may not be fully reflected in our results of operations until future periods. Similarly, it would be difficult for us to rapidly increase our revenue through new sales, renewals and upgrades of existing agreements, or through additional cross-selling opportunities, in a given period due to the timing of revenue recognition inherent in our subscription model.

- **Warranty, Product Litigation and Recalls may impair our ability to grow our business.** Our success depends in part upon our ability to properly service the e-Vehicles while under warranty. The company can not guarantee the timely availability of parts due to the fact there is a limited operating history. Moreover, management believes the e-Vehicles have a proven track-record for safety and reliability in China, however, the empirical data is not supported here in the U.S. and as a result, the Company can not make any representations with respect to future recalls or product litigation claims.
- **We depend on our senior management team and the loss of one or more key personnel or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.** Our success depends in part upon the continued services of our key executive officers, including Paul Hobbs, Steve Primak, Pamela Fuller, Vernon Turner and Li Jay Cheng, as well as other key personnel. We do not have employment agreements with most of our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they may terminate employment with us at any time without advance notice. The replacement of our senior management team or other key personnel likely would involve significant time and costs, and the loss of these employees may significantly delay or prevent the achievement of our business objectives. We face intense competition for qualified individuals from numerous technology and software companies. If we fail to attract and retain suitably qualified individuals, including executives and sales personnel, our ability to implement our business plan could be adversely affected. As a result, our ability to compete would decrease, our operating results would suffer and our revenue may decrease. Our quarterly operating results may vary in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline and you may lose part or all of your investment. Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Accordingly, the results of any one quarter may not fully reflect the underlying performance of our business and should not be relied upon as an indication of future performance. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or outlook may be due to a number of factors, including, but not limited to: • the

extent to which our existing customers purchase additional e-Vehicles and the timing and terms of those purchases; • the extent to which our existing customers execute future purchasing agreements for our e-Vehicles and the timing and terms of those renewals; • the addition or loss of customers, through acquisitions or consolidations; • the extent to which new customers are attracted to our e-Vehicles to satisfy their transportation needs; • the rate of adoption and market acceptance of our e-Vehicles; • the mix of our revenue, particularly between our product mix and parts, for which the timing of revenue recognition is substantially different; • the extent to which we enter into multi-year contracts, in which the support and parts fees are typically paid in advance; • the number and size of new customers and the number and size of renewed purchases in a particular period; • changes in our pricing policies or those of our competitors; • the mix of our products and parts sold during a period; • the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure; • the amount and timing of expenses related to the development of new products and technologies, including enhancements to our e- Vehicles; • the amount and timing of commissions earned by our sales personnel; • the timing and success of new e-Vehicles introduced by us or new offerings offered by our competitors; • the length of our sales cycles; • changes in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic collaborators; • our ability to manage our existing business and future growth, including increases in the number of customers buying our e-Vehicles;

- **Our growth and long-term success depends in part on our ability to expand our domestic and international sales and operations.** A core component of our growth strategy is domestic and international expansion. In fiscal 2019 the company anticipates commencing e-Vehicle sales from sales outside the United States, while we undergo DOT testing and approval of our e-Vehicles. We currently maintain international offices and have sales and marketing support and personnel in Mexico. As we continue to expand our international footprint, we will be increasingly susceptible to the risks associated with international operations. We have a limited operating history outside of the United States and our ability to manage our international operations successfully requires significant resources and management attention and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, legal systems, alternative dispute systems and economic, political and regulatory systems. In addition, we expect to incur significant costs associated with expanding our international operations, including hiring personnel internationally. The risks and challenges associated with doing business internationally and our international expansion include: * uncertain political and economic climates; * lack of familiarity and burdens of complying with foreign laws, accounting and legal standards, regulatory requirements, tariffs and other barriers; * unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Paul Hobbs, 93.9% ownership, Common Stock

Classes of securities

- Common Stock: 10,000,000

  The Company is authorized to issue up to 500,000,000 shares of common stock. There are a total of 10,000,000 shares currently outstanding.

  Voting Rights

  The holders of shares of the Company's common stock, $0.001 par value per share ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stockare subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed this raise of capital that will allow the company to take delivery of our first cars and buses, which we do not anticipate occurring until June 30, 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Year ended December 2017 compared to Year ended 2018

Revenue

Net income for Fiscal Year 2018 was (74,224) compared to (147,352) for Fiscal Year 2017. We expect to see initial unit sales occur in Fiscal Year 2019 which will produce sales revenue and net profits for the first time.

Expenses

Start up company expenses were maximized in Fiscal Year 2017 and consisted of among other things, development costs, marketing and sales expenses, travel expenses and fees for professional services of $142,542 compared to $65,335 in Fiscal Year 2018.

Year ended December 2018 compared to Year ended 2019

The following discussion is based on our unaudited operating data and is subject to change once we complete our Fiscal Year, prepare our consolidated financial statements and our accountant complete a financial review of these statements.

Revenue

Global 2019 revenue is expected to exceed $15,900,001. This sales revenue is expected to come from private or government buyers of electric mass transit city buses and or compact/subcompact electric vehicles. We expect to ship mass transit city bus units by July 2019.

Cost of Sales

Cost of sales in 2019 are expected to be approximately $7,917,599.

Gross Margins

We expect that our gross profit in 2019 to be approximately $6,892,118, which will be our first Fiscal Year profit.

Expenses

We expect 2019 expenses to be approximately $754,284 a substantial increase from Fiscal Year 2018 of $65,335 which will be completely offset by sales revenue in 2019. The majority of this increase will be from additional marketing and sales expenses, compensation and benefits and fees for professional services.

Financial Milestones

The company has no operational history and should be considered as pre-revenue. If this offering is successful, the company forecasts 2019, 2020 and 2021 revenue of $5 million, $15 million and $25 million, respectively and believes that the company can reach operational break even by the end of 2019, within the first twelve months of operations. The company will generate positive net income beginning in 2020.

Revenue	2019		2020		2021	
Electric City Bus 10.5 Meters	15,900,001		19,875,002		25,837,502	
Product 2	-		-		-	
Product 3	-		-		-	
Product 4	-		-		-	
Product 5	-		-		-	
Product 6	-		-		-	
Total Revenue	$ 15,900,001	100%	$ 19,875,002	100%	$ 25,837,502	100%

Cost of Goods Sold						
Electric City Bus 10.5 Meters	7,917,599		9,896,999		12,866,098	
Product 2	-		-		-	
Product 3	-		-		-	
Product 4	-		-		-	
Product 5	-		-		-	
Product 6	-		-		-	
Total Cost of Goods Sold	7,917,599	50%	9,896,999	50%	12,866,098	50%
Gross Margin	7,982,402	50%	9,978,003	50%	12,971,404	50%
Payroll	336,000		504,000		756,000	
Operating Expenses						
Advertising	7,800		8,034		8,275	
	-		-		-	
Commissions and Fees	-		-		-	
Contract Labor (Not included in payroll)	8,800		9,064		9,336	
Insurance (other than health)	30,000		-		-	
Legal and Professional Services	12,600		14,800		22,000	
Licenses	-		-		-	
Office Expense	16,600		18,900		21,400	
Rent or Lease -- Vehicles, Machinery, Equipment	-		-		-	
Rent or Lease -- Other Business Property	8,400		8,652		8,912	
Repairs and Maintenance	60,000		75,000		97,000	
Supplies	225,000		231,750		238,703	
Travel, Meals and Entertainment	252,400		259,972		267,771	
Utilities	6,000		6,180		6,365	
Miscellaneous	126,684		130,485		134,399	
Other Expense 1						
Other Expense 2						
Total Operating Expenses	$ 754,284	5%	$ 762,836	4%	$ 814,161	3%
Income (Before Other Expenses)	$ 6,892,118	43%	$ 8,711,167	44%	$ 11,401,243	44%

INCOME ASSUMPTIONS

Our manufacturing partner has a production capacity of 5,000 units annually. Management believes unit demand will out pace production due to changes in

domestic and international regulations lowering carbon footprint, thus driving demand.

Sales projections are based upon pre-orders from bus operators from two (2) companies representing sales of 30 units and 50 units respectively, with an average sale per unit price of $265,000.00, which equates to $7,950,000.00 and $13,250,000.00 in gross sales revenue. Please see Financial Milestones Above.

REVENUE

The projected revenue is strictly based upon Letters of Intent that we received from prospective buyers of our 10.5 Meter Mass Transit City Bus. This is a growing market as gasoline prices increase making electric mass transit buses even more attractive.

EXPENSES

We expect our expenses to closely follow what we know are actual costs of goods sold, as well as cost of sales and cost of importation. These costs will increase year to year, however any increase will easily be covered by the increases in sales prices as well as increases in sales.

Liquidity and Capital Resources

The company is currently generating operating losses and requires additional capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital through various methods of capital raises including, but not limited to, crowdfunding, equity or debt raises, or other methods available to the company.

Indebtedness

The Company has an outstanding promissory note in the amount of $10,000 payable to Willie Richie, one of its founders and directors. The note bears no interest and is payable in full on any future date on which the lender demands payment.

Recent offerings of securities

None

Valuation

$10,000,000.00

Our letters of intent will support a minimum purchase of 30 each Mass Transit City Buses at 10 Meter length. Our forecast supports a net profit of $3,741,000. This supports our valuation of $10,000,000. Additionally, there are four current Chinese electric vehicle startup companies that have been reviewed for valuation. Based upon Silicon Valley Business Journals, Quartz (q.v.com) and Reuters, these companies have

a current valuation between $3.6 Billion and $9 Billion, based solely upon capital investments made in these companies, none of which have current manufacturing operations. In August 2018, Xiaopeng Motors, one of the Chinese Electric Vehicle startups, received an investment of $580 Million, creating an approximate valuation of $3.6 Billion. This company forecasts their initial delivery by mid 2019 and has preorders of SUV's approaching 6,000 units, based upon the Silicon Valley Business Journal. Our manufacturing relationships and letters of intent will allow us to be extremely competitive in this market.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	**$9,400**	**$100,580**
Use of Net Proceeds:		
Shipping & Logistics	$8,600	$25,800
Manufacturing company equity purchase	$0	$40,000
Working Capital	$800	$4,780
Continued Capital Raise	$0	$30,000
Total Use of Net Proceeds	$10,000	$107,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $107,000, we can pay the costs to continue additional future raises, which would allow us to complete our equity acquisition in the Chinese manufacturing company Hubei Dali Bus Co.

Additionally, $40,000 of our over allotment amount can be utilized to make our initial

equity acquisition in Hubei Dali Bus Co with the amount of $25,800 being utilized to pay the shipping and logistics cost for three electric buses creating an opportunity to generate sales revenues of $900,000 and generating net proceeds of approximately $300,000 increasing our valuation and capital position.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.altazeroemissions.com in the HOME section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Alta Zero Emissions Solutions Inc.

[See attached]

I, Paul Hobbs, the President and Chief Executive Officer of Global Electric Transportation, Inc, hereby certify that the financial statements of Global Electric Transportation and notes thereto for the periods ending May 5, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $-222,149; taxable income of $ 0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2-27-19 (Date of Execution).

[signature] (Signature)

President & CEO (Title)

2-27-19 (Date)

GLOBAL ELECTRIC TRANSPORTATION INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR PERIODS ENDED MAY 5, 2018 AND DECEMBER 31, 2017

Global Electric Transportation Inc
Index to Financial Statements
(unaudited)

GLOBAL ELECTRIC TRANSPORTATION INC.
BALANCE SHEETS
FOR THE PERIODS ENDED MAY 5, 2018 AND DECEMBER 31, 2017
(unaudited)

	May 5, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	443,000	220,000
Inventories	18,840	-
Total Current Assets	461,840	220,000
Non-Current Assets		
Property and Equipment	44,444	22,000
Less Accumulated Depreciation	(8,103)	(4,400)
Total Non-Current Assets	36,341	17,600
TOTAL ASSETS	**$ 498,181**	**$ 237,600**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	5,546	-
Total Current Liabilities	5,546	-
Non-Current Liabilities		
Notes Payable	10,000	-
Total Non-Current Liabilities	10,000	-
Total Liabilities	15,546	-
Equity		
Common Stock, par value $0.001, 101,500 shares authorized, 80,000 issued and outstanding	80	80
Additional Paid in Capital	712,807	384,872
Retained Earnings	(147,352)	-
Net Income	(82,900)	(147,352)
Total Equity	482,635	237,600
TOTAL LIABILITIES & EQUITY	**$ 498,181**	**$ 237,600**

GLOBAL ELECTRIC TRANSPORTATION INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED MAY 5, 2018 AND DECEMBER 31, 2017
(unaudited)

	May 5, 2018	December 31, 2017

Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Margin	-	-
Expenses		
General and Administrative Expenses	79,197	142,952
Total Expense	79,197	142,952
Operating Income	(79,197)	(142,952)
Depreciation Expense	3,703	4,400
Income Tax Expense	-	-
Net income	$ (82,900)	$ (147,352)

GLOBAL ELECTRIC TRANSPORTATION INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED MAY 5, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2016	-	$ -	$ -	$ -	$ -
Issuance of founders shares	80,000	80	-	-	80
Contribution	-	-	384,872	-	384,872
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(147,352)	(147,352)
Balance at December 31, 2017	**80,000**	**$ 80**	**$ 384,872**	**$ (147,352)**	**$ 237,600**
Contribution	-	-	327,935	-	327,935
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(82,900)	(82,900)
Balance at December 31, 2018	**80,000**	**$ 80**	**$ 712,807**	**$ (230,252)**	**$ 482,635**

GLOBAL ELECTRIC TRANSPORTATION INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MAY 5, 2018 AND DECEMBER 31, 2017
(unaudited)

	May 5, 2018	**December 31, 2017**
Cash flows from operating activities		
Net income	$ (82,900)	$ (147,352)
Depreciation	3,703	4,400
Total Adjustments to reconcile Net Cash Provided By Operations:		
Inventories	(18,840)	-
Accounts Payable	5,546	-
Net Cash Provided By Operating Activities:	**(92,491)**	**(142,952)**
Cash flows from Investing activities		
Property and Equipment	(22,444)	(22,000)
Net Cash Used in Investing Activities	(22,444)	**(22,000)**
Cash flows from Financing activities		
Note Payable	10,000	-
Contribution	327,935	384,952
Net cash received from financing activities	**337,935**	**384,952**
Net (decrease) increase in cash and cash equivalents	223,000	220,000
Cash and cash equivalents at beginning of period	220,000	-
Cash and cash equivalents at end of period	**$ 443,000**	**$ 220,000**

NOTE 1 – NATURE OF OPERATIONS

Global Electric Transportation Inc was formed on May 6, 2016 in the State of Nevada . The financial statements of Global Electric Transportation Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

Global Electric Transportation Inc maintains an office in Shenzhen, China and San Luis Potosi, Mexico. They are a partner in the Chinese World Trade Organization, Trade Promotion Center and maintains a significant relationship with the Government of China and a business relationship with Shenzhen Huibaitong Automotive Ltd. Collectively the company has developed a significant relationship with the World Trade Center in San Luis Potosi, Mexico and Grupo Valoran, the largest private company domiciled in the country of Mexico. In conjunction with the Government of China, Shenzhen Huibaitong has agreed to transfer the leading edge "New Energy" automotive technology to North America, initially to Mexico, then to the United States of America, South America and Central America, through Global Electric Transportation Inc. This patented "Unrestricted Self Charging" electric battery technology will be utilized to transform clean energy technology worldwide.

Global Electric Transportation, Inc a Nevada C Corporation was incorporated on May 6, 2016

- Global Electric Transportation Inc has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to Alta Zero Emissions Solutions Inc.
- Global Electric Transportation Inc Goodwill and signed contracts have been assigned to Alta Zero Emissions Solutions Inc and all future business will occur in the new company which maintains the same ownership structure.
- Alta Zero Emissions Solutions Inc., a Nevada C Corporation, incorporated May 6, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Leve - Observable inputs that reflect quoted prices (unadjusted) for identical assets or

l 1 liabilities
in active markets.

Leve l 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Leve l 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenue upon execution of contract and receipt of deposit for delivery of production unit when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Note Payable
The company has an outstanding note payable in the amount of $10,000 from Willie Richie on of its founders and directors. The note bears no interest and is payable in full on any future date on which the lender demands repayment (The "Due Date").

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 101,500 shares of common stock with the par value of $0.001. As of May 5, 2018, the Company had issued 80,000 shares of common stock for a value of $80.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding note payable in the amount of $10,000 from Willie Richie on of its founders and directors. The note bears no interest and is payable in full on any future date on which the lender demands repayment (The "Due Date").

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 5, 2018.

As of May 6, 2018, Global Electric Transportation Inc has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to Alta Zero Emissions Solutions Inc.

Global Electric Transportation Inc Goodwill and signed contracts have been assigned to Alta Zero Emissions Solutions Inc and all future business will occur in the new company which maintains the same ownership structure.

<u>Alta Zero Emissions Solutions Inc</u>
On May 6, 2018, the company authorized the issuance of 500,000,000 shares of common stock at a par value of 0.001. 10,000,000 shares are issued and outstanding for a consideration of $10,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Paul Hobbs, the President and Chief Executive Officer of Alta Zero Emissions Solutions, Inc, hereby certify that the financial statements of Global Electric Transportation and notes thereto for the periods From Inception (May 6, 2018) to December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $ 0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2-27-19 (Date of Execution).

[signature] (Signature)

President & CEO (Title)

2-27-19 (Date)

ALTA ZERO EMISSIONS SOLUTIONS INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF INCEPTION (MAY 6, 2018) TO DECEMBER 31, 2018

Alta Zero Emissions Solutions Inc
Index to Financial Statements
(unaudited)

ALTA ZERO EMISSIONS SOLUTIONS INC.
BALANCE SHEETS
FOR THE YEAR ENDED DECEMBER 31, 2018
(unaudited)

		December 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents		443,000
Inventories		18,840
Total Current Assets		461,840
Non-Current Assets		
Property and Equipment		44,444
Less Accumulated Depreciation		(8,889)
Total Non-Current Assets		35,555
TOTAL ASSETS	**$**	**497,395**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable		5,546
Total Current Liabilities		5,546
Non-Current Liabilities		
Notes Payable		10,000
Total Non-Current Liabilities		10,000
Total Liabilities		15,546
Equity		
Common Stock, par value $0.001, 500,000,000 shares authorized, 10,000,000 issued and outstanding		10,000
Additional Paid In Capital		546,073
Retained Earnings		-
Net Income		(74,224)
Total Equity		481,849
TOTAL LIABILITIES & EQUITY	**$**	**497,395**

ALTA ZERO EMISSIONS SOLUTIONS INC.
STATEMENTS OF OPERATIONS
FROM INCEPTION (MAY 6, 2018) TO DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Revenue	$	-
Cost of Goods Sold		-
Gross Margin		-
Expenses		
General and Administrative Expenses		65,335
Total Expense		65,335
Operating Income		(65,335)
Depreciation Expense		8,889
Income Tax Expense		-
Net income		$ (74,224)

ALTA ZERO EMISSIONS SOLUTIONS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FROM INCEPTION (MAY 6, 2018) TO DECEMBER 31, 2018
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders ' Equity
	Shares	Amount			
Inception (May 6, 2018)	-	$ -	$ -	$ -	$ -
Issuance of Founders shares	10,000,000	10,000	-	-	10,000
Contribution	-	-	546,073	-	546,073
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(74,224)	(74,224)
Balance at December 31, 2018	**10,000,000**	**$ 10,000**	**$ 546,073**	**$ (74,224)**	**$ 481,849**

ALTA ZERO EMISSIONS SOLUTIONS INC.
STATEMENTS OF CASH FLOWS
FROM INCEPTION (MAY 6, 2018) TO DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Cash flows from operating activities		
Net income	$	(74,224)
Depreciation		8,889
Total Adjustments to reconcile Net Cash Provided By Operations:		
Inventories		(18,840)
Accounts Payable		5,546
Net Cash Provided By Operating Activities:		**(78,629)**
Cash flows from Investing activities		
Property and Equipment		(44,444)
Net Cash Used in Investing Activities		**(44,444)**
Cash flows from Financing activities		
Note Payable		10,000
Contribution		556,073
Net cash received from financing activities		**566,073**
Net (decrease) increase in cash and cash equivalents		443,000
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	**443,000**

NOTE 1 – NATURE OF OPERATIONS

ALTA ZERO EMISSIONS SOLUTIONS, INC. was formed on MAY 6, 2018 ("Inception") in the State of NEVADA. The balance sheet of ALTA ZERO EMISSIONS SOLUTIONS, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in LAS VEGAS, NEVADA.

ALTA ZERO EMISSIONS SOLUTIONS, INC is a vendor of Eco Friendly electric cars, electric trucks and electric buses. Alta Zero Emissions, Inc is a premier provider of industry leading electric mobility technology around the globe. It was created as a solution to current rates of carbon emissions, rising alarming rate of global temperatures which leads to potentially devastating consequences upon animals, agriculture, and the human population. If temperatures continue to increase, an increase in deadly storms, widespread crop failures, rapid animal extinction, and the disappearance of our coral reefs is inevitable. Excessive carbon emissions are primarily the result of coal-burning electric utility plants and gasoline burning transportation. The electrification of transportation is crucial to tackling global climate change.

To combat a changing climate and provide practical environmental solutions, Alta Zero Emissions, Inc. has developed electric vehicles in a variety of sizes including buses; subcompact, compact, SUV, and luxury cars; light, medium, and heavy-duty cab and chassis trucks; and retrofit drive trains for buses and trucks. Alta Zero Emissions, Inc. works collaboratively with leading electrification experts in China; our mission is to expand development and deliver the very best in electronic mobility technology to all major cities worldwide. We founded with locations in the United States, Mexico, Chile, and China, we deliver high quality, ethical, and sustainable energy worldwide.

It is imperative that global temperature increases do not exceed 2° C by 2050; as a result, the transportation industry must reduce carbon emissions by 21%. Accomplishing this goal will require 75% of all vehicles sold by 2050 to be electric. We are passionate about reducing the environmental impact of gasoline transportation worldwide to meet this goal and provide a healthier future for our generation and those to come.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the

Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sales of electric vehicle transactions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Note Payable

The company has an outstanding note payable in the amount of $10,000 from Willie Richie on of its founders and directors. The note bears no interest and is payable in full on any future date on which the lender demands repayment (The "Due Date").

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 500,000,000 shares of common stock with the par value of $0.001. As of December 31, 2018, the Company had issued 10,000,000 shares of common stock for a value of $10,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding note payable in the amount of $10,000 from Willie Richie on of its founders and directors. The note bears no interest and is payable in full on any future date on which the lender demands repayment (The "Due Date").

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January February 25, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Raise Capital Sign In

Alta Zero Emissions Solutions, Inc is pending **StartEngine Approval.**



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Investors
Alta Zero Emissions Solutions, Inc
$0.00
Raised of $10K - $107K goal
Vendor of Eco Friendly Transportation
Small OPO
Las Vegas, NV
Business to Business
Accepting International Investment

Overview Team Terms Updates Comments Share

The World's Most Affordable eCars, eTrucks, and eBuses Marketed in North America and Throughout the World by ALTA ZERO EMISSIONS SOLUTIONS, INC.

Delivering E-Transportation Solutions with our High-Quality Line of eCars, eTrucks, and eBuses Starting Under $15,000.



Invest In: **Alta Zero**

Alta Zero Emissions Solutions, Inc., hereinafter ("Alta"), is the successor entity to Global Electric Transportation, Inc., hereinafter ("Global") and operates as Global Huibaitong SA de CV in Mexico. Throughout this campaign we may refer to Alta and Global as the "Company". Several valuable contracts originally negotiated and obtained by Global allows for the exclusive importation, marketing and sales of eCars, eTrucks, and eBuses. In 2018, Alta received by way of

assignment all of the rights, title and interest in Global's contracts.

As a result, Alta will be in a position to sell eCars, eTrucks, and eBuses much in the same way as your local Chevy, Dodge or Ford dealership. Just like your local dealership, Alta does not currently manufacture the vehicle, but rather sells its branded cars, buses or trucks under a contract from the manufacturer.

In order to realize our business objectives, we need your support.

By fulfilling contractual quotas with our strategic manufacturing partners, Alta will be in a position to earn manufacturing incentives to bring down the costs of each vehicle, including but not limited to, **electric vehicles ("EV's") in a variety of sizes including buses, subcompact, compact, SUV, luxury cars, light, medium, and heavy-duty cab and chassis trucks. Additionally, we can retrofit drive trains for commercial buses and trucks**.

Alta has a comprehensive marketing and sales strategy, which when executed will be disruptive to the automotive industry. **Our Mission is to place an eCar in every garage, an eTruck in every driveway and an eBus in every city in North America, Central and South America.** All of the eCars, eTrucks and eBuses featured by Alta are production models and are immediately available for sale.

We need your participation to begin importation and testing of the EV's.



Above: Featuring a full size SUV and 12 meter bus that will be sold by Alta Zero Emissions Solutions, Inc.

Now, we just need your help. We have current contracts that allow us to purchase and deliver eCars, eTrucks, and eBuses featured in our presentation. We have two Letters of Intent from companies in Mexico that can be fulfilled as capital is raised allowing Alta to pay for shipping and logistics costs.

Let's change the face of transportation.

The Offering

Investment

$1.00/share of Common Stock | When you invest you are betting the Company's future value will exceed $10.1M.

Perks*

$5,000| Invest $5,000 and receive a 50 CC motorcycle.

$10,000| Invest $10,000 and receive a 500 CC ATV.

$15,000| Invest $15,000 and receive a production P1 model eCar w/300 km range from the initial 100 units approved for sale.

$25,000| Invest $25,000 and receive a production model P3 SUV eCar from the initial 100 units approved for sale in North America.

**All perks occur after the offering is completed. See additional information below.*

Alta's Mission is to put an eCar in every Garage, an eTruck in every Driveway and an eBus in every City in North America . . .

What You Have Accomplished So Far

Our Company is the only American Corporation that is an appointed member of the CWTO Trade Promotion Center in Shenzhen, China.

As an appointed member of the Chinese World Trade Organization ("CWTO") Trade Promotion Center, we have been granted access to all of the Chinese manufacturing and industrial companies that control the best of China's electric battery and electric mobility technology. The Company has Multiple Memorandums of Cooperation with Shenzhen Huibaitong Auto Co., Ltd. and a Joint Development and Licensing Agreement with Hubei Dali Bus Company Ltd. and Yudo New Energy Automobile Co. Ltd.

The Company has also executed a purchase contract and exclusive agreement with Shenzhen Huibaitong Auto Co. Ltd., Hubei Dali Bus Company, and Shenzhen Wuzhoulong Motors Co. Ltd. In addition, we've opened a sales and administrative office in San Luis Potosi, Mexico to serve as our initial sales and marketing office for Central and South America. The Company has signed letters of intent with two large private companies in Mexico and a permit and shipping agreement with DICEX of Mexico to import our initial automotive vehicles into Port Lazaro Cardenas, Michoacan, Mexico.

Below: Mr. Paul Hobbs signing contract with Shenzhen Huibaitong Auto Co. Ltd.


深圳汇百通汽车有限公司
Shenzhen Huibaitong Auto Co.,Ltd
新能源汽车签约



Our Chinese Development Team


聘书
LETTER OF
APPOINTMENT

- **Electric Cars** | Yudo Automobile Co. -- We have purchase contract/invoice and a joint development agreement to manufacture cars in process.
- **Electric Cars/Buses** | Shenzhen Huibaitong Automotive Co. Ltd. -- We have multiple signed purchase contracts and multiple signed Memorandum of Cooperation.
- **Electric Buses/Pickups** | Hubei Dali Bus Co. Ltd. -- We have agreed in principle to a Joint Development Manufacturing and License Agreement for cars, buses, trucks and electric lithium ion battery manufacturing, signed contract is imminent.

The Products



Vehicle Offering

- Our vehicle offering is comprehensive and impacts every market segment in the North American automotive market.
- We have the ability to provide cars, trucks and buses designed precisely for the topography and environment of the destination market.


Alta
ZERO EMISSIONS SOLUTIONS
TOYOTA
Exported From JAPAN
NISSAN
Exported From JAPAN
Exported From CHINA
KIA
Exported From KOREA
HYUNDAI
Exported From KOREA
Imported & Distributed NORTH AMERICA
Imported & Distributed NORTH AMERICA
Imported & Distributed NORTH AMERICA
Imported & Distributed NORTH AMERICA
Imported & Distributed NORTH AMERICA
Import Vehicles Sold Franchise Dealerships
Import Vehicles Sold Franchise Dealerships
Import Vehicles Sold Franchise Dealerships
Import Vehicles Sold Franchise Dealerships
Import Vehicles Sold Franchise Dealerships
THE EXPORT / IMPORT DISTRIBUTION AND SALES MODEL
Alta Zero Emissions Solutions, Inc., hereinafter ("Alta"), has strategic partnerships and relationships with Chinese manufacturers of Electric Vehicles ("EV's") including eCars, eSUV's, eTrucks, and eBuses.
Alta imports directly from the manufacturer just like Toyota, Nissan, Kia and Hyundai and then sells its vehicles through its franchise locations. Alta will sell its EV's through its own franchise dealerships in North, Central and South America.

- We have negotiated a Joint Development Agreement with Hubei Dali Bus Co. Ltd. to build a battery factory that includes technology represented by over 200 design patents.
- We have solidified a Joint Development Agreement with Shenzhen Huibaitong Automotive Co. Ltd. for "New Energy Technology" that represents an "intelligent power generation system" which will change the state of electrified mobility forever. In addition, we have signed purchase contracts allowing us to provide these products to the North American market.


LONG RANGE
HIGH PERFORMANCE
INTELLIGENT CONNECTED
SPORTY+UTILITY
Urban SUV Design



Above: Production model hybrid bus with electric batteries recharged with hydrogen. Cooperative agreement between Shenzhen Huibaitong Automotive Co. Ltd. and Yong Man Group. Available for export.

Our Electric Vehicles Are Different From the Rest

We recognize our Electric Vehicles contain the most advanced battery and electrified mobilization solutions that exist worldwide. In association with the Hubei Dali Bus Co. Ltd. and Shenzhen Huibaitong Automotive Co. Ltd., we will have the advantage of **delivering many technological advances on a real time basis. We are licensed and authorized** to utilize the intellectual property which creates the world's best technology and to provide custom made solutions for each market throughout the world.



Our partnership with Hubei Dali Bus Co. Ltd. allows Alta to market and sell 7 different models of electric buses, 3 different models of electric trucks and various models of electric cars including 4 models of Yudo SUV's.

Electric cars, trucks and SUV's are presently being manufactured by our partners who own and control the associated intellectual property all are immediately available for export from China, as manufacturing of electric buses will begin in March 2019. Manufacturing of the 400,000,000 WH electric battery plant is planned to commence in the fourth quarter of 2019.











President Xi Jinping

The country of China is totally committed to New Energy as their future of transportation.



Electric Charger

Plug in charger kit and timer is contained in every electric vehicle we manufacture.



Electric ATVs

Our partner Hubei Dali Bus Co. Ltd. is producing electric ATVs.

Electric School Bus

Our manufacturing partner Hubei Dali Bus Co. Ltd. has begun a production model of school buses.

Our Market and Industry

While many observers believe we will wake up one day and see electric vehicle (EV) sales suddenly take off, we believe a sudden and huge explosion in sales is probably unlikely. Electric vehicles are clearly on the way to mass adoption, but there are potentially dozens of factors that could either speed up or delay sales growth of EVs. Many of these factors — such as range, charging infrastructure, cost, and gas prices — are obvious and fundamental to EV adoption, whereas something like subscription models might have only a very minor effect (if any) on EV sales.



Mexico: A Target Market

A study conducted by the Institute for Transportation and Development Policy México found transportation use has tripled in Mexico from 1990 to 2010. Vehicle kilometers traveled (VKT) has risen from 106 million VKT in 1990 to 339 VKT in 2010. In 2015, the total fleet of 29,040,716* million vehicles consisted of the following:

- Personal vehicles > 19,797,517
- Heavy Trucks/Commercial Freight Vehicles > 8,940,031
- Buses > 303,168

Based upon the National Energy Strategy 2013-2027, **Mexico plans to increase the share of clean energy sources in the electricity generation mix to 35% by 2024.** The Energy Transition Law of 2015 provides the framework for clean energy, energy efficiency and green house gas emission reductions. This Law confirms the 35% goal, with mandatory interim goals of 25% by 2018 and 30% by 2021.

We Believe These Factors will Lead to the Adoption of EVs

- Cost Competition with Internal Combustion Engine (ICE) vehicles - Source: Bloomberg New Energy Finance
- Customers crave range in EVs (of 400-500 miles) - Source: Edison Electric Institute
- Charging infrastructure needs to provide an abundant supply of fast-charging stations - Source: Edison Electric Institute
- Increased charging speeds - Source: U.S. Energy Information Administration's Annual Energy Outlook 2018
- An increase in gas prices will push consumers toward EV - Source: U.S. Energy Information Administration's Annual Energy Outlook 2018
- Battery Technology will break through to keep up with vehicle range - Source: Motor Trend Interview with Joy Falotico, Ford Chief Marketing Officer and President of Lincoln Motor Company
- China is the largest market in the world for vehicle sales and they're pushing for EVs, what happens in China greatly affects the rest of the world. - Source: The Statistics Portal
- In California, people are driving EV adoption and the state just became the 5th largest economy in the world - Source: Alliance of Automobile Manufacturers — Advanced Technology Vehicle Sales Dashboard | Chart: Loren McDonald/EVAdoption.com

The Bus Market in Santiago Chile to be Developed

There are State, Government, and Private Requirements for city buses to be converted to eBuses in Chile, which may lead to an opening in the market for Alta. There is an initiative to replace the Santiago fleet of 6,550 buses between 2018-2021. Alta plans bid and negotiate for the sale of at least 1,500 electric buses in the Santiago market. We also assume that private businesses will match the government requirement - each of the private companies must have at least 15 electric buses each.

Valparaiso launched its first electric bus in April 2018. Metroplús is working with BYD, but only 2 buses have formally been delivered to audit their performance and capabilities. We'll target these private operators. Once we gain success in one region, we'll go after success in other major centers such as Antofagasta, Puerto Montt, Concepcion, and Iquique. We believe there is an opportunity for 1,255 buses in three years.

Santiago Chile's "E-mobility Readiness Plan" aims to grow the EV market to 70,000 cars by 2020. Annual car sales are 374,000 with 3,716 being the highest seller, an SUV. We assume 0.1% penetration in Year 1 and a total of 1,197 total deliveries within three years. We believe there is an opportunity to deliver 1,795 cars within the first three years.

- Fifteen countries have taken action of varying forms to phase out ICE vehicles and increase the number of EVs including Germany, France, India, and the UK - Source: Center for Climate Protection
- Many governments are now offering incentives for EV owners (rebates and tax credits) - Source: The International Council on Clean Transportation
- The cost of electricity is on the decline - Source: International Renewable Energy Agency
- As more people buy EVs and learn about them, their adoption by friends and neighbors will support EVs becoming more mainstream - Source: CleanTechnica.com

What Makes Our Team Special



The Alta Zero Emissions Solutions team is a preeminent International Management Group. Each member is multi-lingual and has a minimum of 20 years of successful International trade and transactional business experience. The bond we have formed is based upon genuine respect for each other, as well as the opportunity we embrace as a catalyst significantly impacting the catastrophic effects of green house gas on climate change. We recognize our unique position and our unique skill sets that have created this opportunity and that will be necessary to accomplish

the Mission of our Company. Putting your trust in our team, is putting your trust in experience with a singular focus!

Invest in Alta Zero Emissions Solutions, Inc. Today!

Alta Zero Emissions Solutions, Inc. is **committed to providing sustainable, efficient, and user-friendly electric mobility technology.** Our team has implemented joint development agreements to incorporate industry-leading advancements in our vehicle offerings. We will soon offer "unrestricted self-charging" hydrogen and electric technology, which allows for only one required plug-in charge per the life of the vehicle. Our partners are continually developing progressive technology to ensure our vehicles exceed the range of any hydrogen fuel cell or electric car, truck, and bus currently on the market. Not only does this technology reduce environmental impact, but it also substantially reduces the operational costs associated with the traditional and clean energy vehicles currently available.

Alta
Intelligent Transportation Solutions

Your investment in our company today will allow you to participate not only in what we believe to be the best ery technology that exists today, but will allow you to be a part of "New Intelligent Electric Power Generation Technology" that will truly change the world!



Paul Hobbs DBA Global Electric Technology

Meeting with Yudo Auto, Hubei Dali Bus and Director of CWTO in China, DBA Global Electric Technology



Exclusive North American Representation Agreement

Paul Hobbs DBA Global Electric Technology



Formed Mexican Corporation (Subsidiary of Alta Zero Emissions)

Global Huibaitong SA de CV formed as a Mexican Corporation to complete business transactions in Mexico.



Signing with Shenzhen Huibaitong Auto Co. Ltd.

Exclusive representation and distribution agreement for cars, trucks and buses that utilize unrestricted self-charging battery system.



Launch on StartEngine!

Now YOU can own a part of our Company!



Ship First Alta SUV & Bus

First SUV units from Hubei Dali Bus Company in Suizhou China to Michoacan, Mexico and to the United States for DOT testing. (Anticipated)

May 2016 — April 2017 — June 2017 — October 2017 — September 2017 — November 2017 — February 2018 — June 2018 — March 2019 — April 2019 — April 2019 — May 2019



Landmark Agreement

We developed a landmark agreement with the CWTO Trade Promotion Center to jointly develop electric cars, trucks and buses using Chinese technology.



Official member of the CWTO Trade Promotion Center

We are the only American Company appointed as member of the CWTO Trade Promotion Center in Shenzhen, China.



Office in San Luis Potosi, Mexico

Lease signed to open Sales and Administrative Office in San Luis Potosi, Mexico at the World Trade Center.



Memorandum of Cooperation Agreements

A Joint Cooperation Agreement signed to develop cars, trucks and buses for North America market allowing transfer of Intellectual Property and equipment.



Shipping Alta "New Energy" Electric Bus

We are the exclusive North American representatives of "New Energy" Intelligent Power Generation System with Unrestricted Self-Charging Technology. (Anticipated)



Multi Electric Transit Bus Order

Based upon our letters of intent, we expect to complete our first multiple ebus contract with at least one buyer in Mexico. (Anticipated)

Meet Our Team



Paul Hobbs

President, CEO and Director

Mr. Hobbs has had a diverse and successful career in aerospace engineering having worked for McDonnell Douglas Astronautics, General Dynamics and Northrop Electronics Division. July 1996 to January 1998 Chrysler Motors Dealer Candidate Graduate January 1998 to September 2010 Mr Hobbs became an automotive entrepreneur acquiring San Juan Dodge, Anaheim Dodge and Jeep Eagle of Santa Ana. October 2010 to May 2016 Founder energ Automotive Worked with Government of Baja California Mexico in Rosarito, Baja California to bring Chinese automotive technology to Mexico. May



Lianhong Li

Strategic Consultant

Mr. Li is an extremely successful manufacturing entrepreneur in China. He has successfully started multiple manufacturing companies that specialize in building electric cars, electric buses as well as various models of All Train Vehicles and motorcycles. May 2018 to Present Currently working 20 hours a week on Alta Zero Emissions Solutions, Inc. April 2015 to Present (Primary Role) Founder of Dali Bus Company which manufacturers 7 different models of electric buses. This is his primary role. June 2014 to Present Founded Yudo Automobile Company in 2014 which now



Steve Primak

Secretary

March 2007 to December 2011 Worked in the private sector, predominantly on civil litigation matters, having gained experience in corporate and business litigation matters, contract analysis and review as well as other business activities and transactions. December 2011 to Present (primary role) Justice Law Center, Supervisor of Civil Litigation In addition, Mr. Primak is also well versed in consumer bankruptcy, landlord tenant disputes and more. This is his primary role. May 2018 to Present Alta Zero Emissions Solutions, Inc Chief Legal Officer working 20 hours per week. Mr.

2016 to April 2018 Founded Global Electric Transportation Inc to bring electric automotive technology to North America, beginning with the import of electric mass transit buses into Mexico. May 2018 to Present Mr Hobbs founded Alta Zero Emissions Solutions, Inc in May 2018 to pursue an emerging opportunity in North America and urgent requirements within the country of Mexico, to provide clean energy transportation in the Mass Transit Industry. 1971 to 1972 USMAP Preparatory School 1972 to 1976 Mr Hobbs attended the USMA Military Academy at West Point, New York and is a Veteran of the United States Army. He has a BS in Economics from the University of Redlands. Studied at Western State University School of Law, JD. Studied at Liberty University, MS Management

supplies 75 automotive dealerships throughout the country of China.

Primak graduated from Columbia State University BA/MBA Oxford American University, School of Law. Mr. Primak also attended Harvard Business School's Entrepreneurship Program as well as Harvard Law School's Negotiation Institute's Program on Negotiation. Mr. Primak is a Veteran of the United States Army.



Pamela Y. Fuller

Director

Ms. Fuller drives our message that the electric battery provides a sustainable alternative fuel resource to petroleum, and remains one of the major answers to global climate disparities that currently exist. May 2007 to Present (primary role) inVentiv Health/Cigna Healthcare AVP, Client and Customer Engagement She has spent significant time implementing impactful public health communications strategies for several Fortune 500 companies, including The Coca-Cola Company, Nestlé and the Gerber Products Company, and Pfizer. The execution of Ms. Fuller's public relation campaigns, ambassador networks and brand strategies have been used by multiple non-profit and academic organizations. This content has been featured in multiple news and media outlets including AOL.com, New York Post, The Huffington Post, Good Day LA, The Atlanta Journal Constitution and many more. This is her primary role. May 2018 to Present Chief Marketing Officer Working 20 hours per week on Alta Zero Emissions Solutions, Inc May 2016 to April 2018 Ms. Fuller supported communications efforts for

Global Electric Transportation. September 2005 to May 2007 Ms. Fuller is a Master of Public Health graduate from Yale University in New Haven, Connecticut. September 2000 to May 2004 She also holds a Bachelor of Science in Health Promotion and Disease Prevention from the University of Southern California in Los Angeles, California. Prior to this, Ms. Fuller spent time studying Health and Sports Science at the University of Oklahoma in Norman, Oklahoma as well.



Li Jay Cheng

Director

March 2014 to Present working full-time on Alta Zero. Mr. Chen is the Vice Minister of International Trade and Director Assistant for China's WTO Trade Promotion Center, Africa Committee, South China Branch. He has been employed by the Ministry of Commerce of the People's Republic of China since 2014. June 2009 He has received a BA degree in Business and Finance from Shenzhen University.



Vernon Turner

Director & Accountant

January 2019 to Present Mr. Turner has served as Alta Zero Emssions Solutions, Inc Chief Financial Officer. Since 1997, Mr. Turner's financial prowess has led to the oversight and management of multi-million dollar investment portfolios and operating budgets. He has worked across government, public, private and non-profit sectors to successfully document business process workflows to mitigate risk and identify opportunities for efficiency enhancements. Mr. Turner is a Certified Public Accountant and holds a certificate in Project Management from Boston University. He received a Masters in Business Administration and Accounting from the University of Maryland.



Willie Richey

Director

May 2016 to May 2018 Mr. Richey worked full time for Global Electric Transportation Inc then from May 2018 to present Mr Richey worked as Consultant for Alta Zero Emissions Solutions, Inc From 2004 to 2016 Mr Richey worked for the Department of Defense as Special Projects Coordinator. He graduated from the University of California at Riverside with a BA in Business Administration

Offering Summary

Maximum 107,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	Alta Zero Emissions Solutions Inc
Corporate Address	3960 Howard Hughes Parkway, Suite 500

Description of Business	Pure energy electric cars, trucks and buses transitioning to "New Energy" Intelligent Power Generation with Unrestricted Self Charging
Type of Security Offered	Common Stock (the "Shares" or "Securities)
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250.00

Perks*

$5,000 + If you invest $5,000 you will receive a production model 50 CC motorcycle from the initial 100 units approved for sale in North America.

$10,000 + If you invest $10,000 you will receive a production model 500 CC ATV from the initial 100 units approved for sale in North America.

$15,000 + If you invest $15,000 you will receive $5,000.00 OFF MSRP from the initial production of an Alta 2000 SUV EV from the initial 100 units approved for sale in North America. (*excluding the costs of delivery and taxes due upon delivery)

$25,000 + If you invest $25,000, you will receive $10,000.00 OFF MSRP from the initial production of an Alta 3000 SUV EV from the initial 100 units approved for sale in North America. (*excluding the costs of delivery and taxes due upon delivery)

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Alta Zero Emissions Solutions, Inc will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Alta Zero Emissions Solutions, Inc to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

<u>Our Yudo Compact SUV Electric Vehicle</u>

New Zealand

Hainan

Proving Ground

Southern Hemisphere Proving Grounds

Proving Ground

Hainan Automotive Proving Grounds

High Speed Loops, Vehicle Dynamic Control, Power Performance Test

The test simulate driving for 250,000 KM

Winter Test, Ice Experience, ABS Breaking Test, Durability Test

YUDO COMING SOON

YUDO Creating For Change

<u>video #2</u>

Welcome to the best industrial park

Land of Opportunities

San Luis Potosí

Center of the Country

NAFTA CORRIDORS

WTC SAN LUIS POTOSÍ

CONNECTS MEXICO TO THE WORLD

PREMIUM PARK

WTC-1 700 HECTARES

WTC- 1,400 HECTARES AVAILABLE LAND

RAILROAD ACCESS

BTS PROJECTS AND LAND FOR SALE

LOGISTICS SOLUTIONS

RECINTO FISCALIZADO ESTRATEGICO DE SAN LUIS

MEETING OF THE STRATEGIC AUDIT ENCLOSURES

REUNION RECINTO FISCALIZADO ESTRATEGICOS DE SAN LUIS

THE FIRST MEXICAN FREE TRADE ZONE

THE LARGEST INTERMODAL TERMINAL

OPERATED BY KANSAS CITY SOUTHERN (KCS)

TCM- CENTRO TERMINAL OF MEXICO FOR PETROLEUM

POWER GENERATION PLANT

ATCO GROUP

PRIVATE AND AVAILABLE ELECTRIC POWER

MAYCO INTERNATIONAL

ABB

MOTO KOTE

FAURECIA

DTR CORPORATION

NIPPON EXPRESS

MIDORI ANZEN

AUTO NEUM

CSL

DOTSCON

DONG FENG

AB

CWSA

SEL

GOODYEAR

TAB

FLIMSA

TI AUTOMOTIVE

DRAXIMAIAR

VALEO

MOTOMEX

TEXCON

CHUNIL MEXICO

WELLDEX

ALA

RYDER

LA ESTRANZA

SYSTEM S

MEIWA

MAGNETIC

WTC SAN LUIS POTOSI

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.